January 15, 2008

VIA FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Facsimile No.: (202) 772-9218

Attn: Andri Boerman

Re:	HealthTronics, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-30406

Ladies and Gentlemen:

On behalf of HealthTronics, Inc. (“HealthTronics”), set forth below are the responses of HealthTronics to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated January 2, 2008.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of HealthTronics. Undefined capitalized terms are defined in the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”).

Form 10-K for the year ended December 31, 2006

Note C. Goodwill and Other Intangible Assets, page A-17

1.	Please refer to prior comment 3. Your response did not tell us, as previously requested, the significant assumptions used to calculate the fair values for your reporting units. Please tell us and disclose in future filings the significant assumptions underlying these calculations.

United States Securities and Exchange Commission

January 15, 2008

Response: The fair values of the reporting units were calculated using both a discounted cash flow methodology and a market value methodology. HealthTronics has advised us that the discounted cash flow projections for each reporting unit were based on five-year financial forecasts. The five-year forecasts were based on 2007 financial forecasts developed internally by management of HealthTronics for use in managing its business and through discussions with Taylor Consulting Group Inc. (“Taylor”), an independent valuation firm engaged by HealthTronics. The significant assumptions of these five-year forecasts included annual revenue growth rates ranging from -5.0% to 8.1% and from -19.3% to 23.5% for the Urology and Medical Device Sales and Services reporting units, respectively. The future cash flows were discounted to present value using a mid-year convention and a discount rate of 11.0% for the Urology reporting unit and 12.0% for the Medical Device Sales and Services reporting unit. Terminal values for both reporting units were calculated using a Gordon growth methodology with a long-term growth rate of 5.0%. The future terminal values of the Urology and Medical Device Sales and Services reporting units were $299,995 and $51,547, respectively.

According to HealthTronics, the significant assumptions used in determining fair values of reporting units using comparable company market values include the determination of appropriate market comparables, the estimated multiples of revenue, EBIT and EBITDA a willing buyer is likely to pay, and the estimated control premium a willing buyer is likely to pay.

HealthTronics has advised us that it will revise future filings to include this additional language in its filings.

2.	In this regard, please tell us about the assumptions you used to project cash flows and to estimate the timing of cash flows. Also explain to us the number of years that you used to project the cash flows and the discount rate that you used in your calculation. Since you used perpetual growth rates and future terminal values, please tell us what perpetual growth rates and future terminal values you used.

Response: Please see the response to Comment 1 above for a discussion of the specifics of the significant assumptions used in the discounted cash flow and market value methodologies.

3.	Also explain to us whether you applied a premium or a discount. If you applied a premium or discount, then please explain to us about the type of premium or discount you applied, the percentage of the premium or discount and why you used the premium or discount.

Response: According to HealthTronics, under the market value approach, a control premium of 15% was applied to the trading prices of public companies in the comparable company analysis. This control premium was applied because the public company trading price represents a minority interest in the comparable company and a controlling interest price was necessary to perform the analysis.

United States Securities and Exchange Commission

January 15, 2008

If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

Sincerely,

/s/ Michael F. Meskill
Michael F. Meskill

cc:	Kate Tillan, Assistant Chief Accountant
Martin James, Senior Assistant Chief Accountant
Ross Goolsby, HealthTronics, Inc.
Richard Rusk, HealthTronics, Inc.